UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On February 27, 2024, Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (“Critical Metals” or the “Company”), consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated as of October 24, 2022, as amended on January 4, 2023, July 7, 2023, and November 17, 2023, by and among the Company, Sizzle Acquisition Corp., a Delaware corporation, European Lithium Limited, an Australian Public Company limited by shares (“EUR”), European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands and a direct, wholly-owned subsidiary of EUR, and Project Wolf Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company.

Beginning on February 28, 2024, the Critical Metals ordinary shares and the Critical Metals public warrants will be traded on The Nasdaq Stock Market LLC under the symbols “CRML” and “CRMLW”, respectively.

On February 27, 2024, the Company issued a press release titled, Sizzle Acquisition Corp. Completes Business Combination with Critical Metals Corp. A copy of this press release is attached as Exhibit 99.1 to this Form 6-K. In addition, the Company expects to publish an investor presentation (the “Investor Presentation”) on its website on February 28, 2024. When available, the Investor Presentation can be found at https://criticalmetalscorp.com/. The information furnished in Exhibit 99.1 attached hereto and the Investor Presentation shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be set forth expressly by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated February 27, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Executive Chairman

Date: February 28, 2024

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